DESCRIPTION OF BURCON NUTRASCIENCE COMMON SHARES

The common shares of Burcon NutraScience Corporation (the "Common Shares") are its only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The following description of our Common Shares is a summary and does not purport to be complete.  It is subject to and qualified in its entirety by reference to our Articles (the "Articles"), which is attached as an exhibit to the Annual Report on Form 20-F.  We continued into the Province of British Columbia, Canada in 2020 and are subject to the Business Corporations Act (British Columbia).

Authorized Capital Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value.  The outstanding Common Shares are fully paid and nonassessable.  No other classes of shares are currently authorized.

Voting Rights

Holders of Common Shares are entitled to receive notice of and to attend any meetings of shareholders of the Company and at any meetings of shareholders to cast one vote for each Common Share held.  Holders of Common Shares do not have cumulative voting rights.  A simple majority of votes cast on a resolution at a meeting of shareholders is required to pass an ordinary resolution; however, if the resolution is a special resolution, two-thirds of the votes cast on the special resolution at a meeting of shareholders are required to pass it.

Dividend Rights and Liquidation Rights

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of the Company at its discretion from funds legally available therefor and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attached to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation.

Other Rights and Preferences

There are no pre-emptive, subscription, conversion or redemption rights attached to the Common Shares, nor do they contain any sinking or purchase fund provisions.

Tax Considerations for U.S. Holders

See "Certain Canadian Federal Income Tax Considerations for U.S. Holders" and "Certain U.S. Federal Income Tax Considerations" in Exhibit 99.5 to the Form 20-F.

Listing

The Common Shares are listed and posted for trading on the Nasdaq Capital Market under the trading symbol "BRCN" and on the Toronto Stock Exchange under the trading symbol "BU".